

Mail Stop 3720

November 17, 2016

Nikhil Raman
Chief Executive Officer
uSell.com, Inc.
171 Madison Avenue, 17th Floor
New York, NY 10016

> **Re: uSell.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 000-50494**

Dear Mr. Raman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director